Mail Stop 0510

April 29, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois  60462

	RE:	Andrew Corporation
		Form 10-K for the fiscal year ended September 30, 2004
		Filed December 13, 2004

		Form 10-Q for the quarter ended December 31, 2004
		Form 8-K filed February 9, 2005

		File No. 1-14617

Dear Mr. Kittrell:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2004

1.  Summary of Significant Accounting Policies, Revenue
Recognition

1. In future filings, please provide a more detailed description of
"contractual terms" regarding the recognition of revenue. In addition, please confirm to us that revenues related to services provided did not exceed 10% of total revenues for each period presented.

2. Please tell us the following information about your multiple-element arrangement contracts:
* We note that one of the elements is the delivery of hardware and software. Please tell us in a sufficient amount of detail how your sales surrounding software are not within the scope of SOP 97-2.
* In a sufficient amount of detail, a description of the fundamental change in this one customer contract that resulted in the need to change your accounting for your multiple-elements arrangement contracts by adding an additional element. Please include in your discussion how this change resulted in an additional $9.6 million of revenues.
* A description how you determined the addition of integration to your multiple-elements accounting is a change in estimate instead of a correction of an error. If you originally had the 4 elements instead of 3 elements, over which periods would the $9.6 million of revenue been recognized. Provide us with an analysis by quarter of the impact to revenue, income from continuing operations before tax and net income had the 4th element been included as an element in revenue recognition from the start of the contract(s) affected.

Form 10-Q for the quarter ended December 31, 2004

Note 13.  Segments

3. We note your response to prior comment 8 from your response letter dated November 18, 2004 regarding your Form 10-K for the year ended
September 30, 2003, along with your disclosures in your Form 10-Q for the quarter ended December 31, 2004 regarding the reorganization of your product groups and the resulting two reportable segments beginning in fiscal year 2005. Please provide us with the following information due to your change in product group organization and resulting two reportable segments:
* Please provide us with copies of all the new types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.). These reports would be for fiscal year 2005, the period in which the change in product groups has occurred.
* Please provide us with more detail regarding the reorganization of your product groups, which resulted in the two reportable segments.
Specifically, it appears that all of your former product groups are to be captured under the Wireless Infrastructure reportable segment, as your disclosure in Note 13 states that the Wireless Infrastructure reportable segment includes the product groups: Antenna and Cable Products, Base Station Subsystems, Network Solutions and Wireless Innovations. However, the Satellite Communications segment appears to be comprised of at least one of the former product groups, since you have provided financial information for this reportable segment for the prior period.

Note 14.  Subsequent Event and Form 8-K for February 7, 2005, Item
8.01

4. We note that you were notified by a customer of abnormally high field failure rate for a specific component used in certain base station subsystem product lines prior to filing your Form 10-Q for the quarter ended December 31, 2004. Please tell us the following information regarding this event:
* The customer the warranty issue relates.
* The date you were initially notified by the customer of the warranty issue.
* The date the products in question were sold and/or shipped to the customer.
* The consideration you gave to AU Section 560, Subsequent Events for this event. Please provide us with a sufficient amount of information to understand how you determined that this event was a type II subsequent event.
* The determination of whether any other products sold to other customers could also be affected by the defective component.
* Please tell us about the significant increase to your accrual for warranties issued during fiscal year 2004. It would appear that the growth rate of your warranty accrual exceeds the growth rate of sales without any discussion in MD&A for the cause.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, Nathan Cheney at (202) 942-1804 or me at (202) 942-2923 if
you
have questions regarding comments on the financial statements and related matters.

							Sincerely,




							Nili Shah
							Accounting Branch Chief


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Marty R. Kittrell
Andrew Corporation
April 29, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE